GLOBAL GOLD ROYALTY, INC.	304 S. Jones Blvd. Suite 513 Las Vegas, NV 89107

April 1, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	William Demarest
Jennifer Monick Ken Schuler Craig Arakawa Jonathan Burr Pamela Howell

Re:	Global Gold Royalty, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed March 17, 2021 File No. 333-251389

Dear Sir or Madam:

            Global Gold Royalty, Inc. (the “Company”) is filing amendment number 2 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Sam Kwok, President of the Company, dated March 25, 2021 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed March 17, 2021

Risk Factors, page 7

1. We partially reissue comment three. Please add a risk factor that addresses the risks associated with the going concern expressed by your independent registered public accounting firm.

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We have edited the existing Risk Factor and added the following Risk Factor:

In our audit report dated February 27, 2021, our auditor has expressed substantial doubt as to our ability to continue as a going concern.

As described in its audit report dated February 27, 2021 our auditor has expressed substantial doubt as to our ability to continue as a going concern. The reason being is that the Company has suffered recurring losses from operations and has not yet established a source of revenue to cover our operating costs which raises substantial doubt about our ability to continue as a going concern. It is possible that we may be unable to operate in the future without an opinion of going concern from our auditor. An investor may find the aforementioned opinion of a going concern unappealing and may not want to purchase shares of our common stock for this reason.

Risks Related to Our Common Stock, page 13

2. Your filing describes your company as a development stage company, which is a phrase commonly used in financial statements in other industries. Item 1304(c)(1) defines your property as an exploration stage property due to a lack of reserves. Please review and modify your filing to comply with this guidance.

We have modified the Amendment to refer to the Company as an emerging company in the mining royalty space.

Property, page 23

3. We note your response to comment 6 requesting an exemption for filing a Technical Report Summary (TRS) for your mineral properties due to the unreasonable cost burden this would impose on your company. Please make a statement to that effect in your filing and describe to us the objectives for your study and your cost estimation processes. Please be advised you are still required to obtain a dated and signed TRS from a competent person or firm pursuant to 229.6011(b)(96) which identifies and summarizes the information reviewed and conclusions reached by the qualified persons about your mineral resources or mineral reserves for each material property. See Item 1302(b) of Regulation S-K. In addition please note foreign mining codes are not reciprocally recognized by Item 1300 of Regulation S-K and information in which you lack access should be specified in your filing. See Item 1304(a)(2).

The Company is of the opinion that it is not in the best interest of our shareholders to expend resources on exploration stage properties that have yet to declare a resource on them. Furthermore, in terms of deploying the Company’s limited funds, priority should be given to producing properties that already have resources or reserves on them. Since there have been no mineral resources or mineral reserves declared on those properties to date, the Company should not commission costly technical reports on them and thus we exclude references to those properties in the filing at this time. If those properties do declare a maiden resource on them in the future and are of interest to us, we may make references to them in future filings.

Location, page 25

4. We note your response to comment 7 indicating your have removed the non-english maps from your filing. However the topographic, geologic, and other maps or illustrations found on pages 26, 27, 28, 33, 34, 35, 36, and 37 do not include a fair and accurate English translation. Please revise.

We have removed all maps.

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5. We note your response to comment 8 indicating you continue to include the satellite maps found on pages 26, 27, 28, 33, 34, 35, 36, and 37. These maps do not conform to Item 1304(b)(1)(i) of Regulation S-K. Please revise.

We have removed all maps

6. We note in your response to comment 9, you have identified Team 402 of the Sichuan Bureau of Geology and Mineral Resources (SGMR) as your qualified persons or firm, whom has been responsible for all the geological work on your material properties to date. Please include a consent of your qualified person or firm as required by 1302(b)(4).

We have excluded all references to the mineral properties and there is no need to obtain consent any more.

Certain Relationships and Related Transactions, page 49

7. We note your response to comment 14. Please disclose the largest aggregate amount of principal outstanding, the amount outstanding as of the latest practicable date, the amount of principal paid, the amount of interest paid and the rate or amount of interest payable. See Item 404(a)(5) of Regulation S-K.

We have added the information required by Item 404(a)(5).

Signatures, page 54

8. Please have your principal accounting officer or controller and sole director sign your next amendment, or indicate who is signing in that capacity. Refer to Instruction 1 to the Signatures on Form S-1.

We have indicated on the signature page that Sam Kwok is signing as sole director and principal accounting officer also.

Exhibits

9. We note your auditor's consent is filed as Exhibit 23.1. Please obtain and file an updated consent from your auditor which references your financial statements as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and the period from August 23, 2019 (inception) through December 31, 2019. In addition, their consent should also consent to the reference of their firm under the heading "Interest of Named Experts and Counsel."

We have included an updated report and consent of our auditor.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Sam Kwok
Sam Kwok

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